EXHIBIT 16.1

March 15, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of form 8-K dated March 6, 2000, for Digital Video Systems, Inc. (DVS, or the Company, or the Registrant) and believe it is complete and/or accurate including the reportable events as described in section (v) of Regulation S-K, and certain other matters disclosed by the Registrant except as noted below.

Section (ii) on page 2 should be replaced with the following:

C.G. Uhlenberg Co. & LLP's report with respect to the Company's financial statements for the fiscal year ended March 31, 1999, did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles. C.G. Uhlenberg Co. & LLP report with respect to the company's financial statements for the fiscal year ended March 31, 1999, was modified to include an explanatory paragraph stating that there is substantial doubt about the Company's ability to continue as a going concern and that the financial statements did not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Sincerely yours,

C.G. Uhlenberg Co. & LLP